SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☒       Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐       No ☒
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

CNH GLOBAL N.V.
Form 6-K for the month of December 2005
List of Exhibits:
1.	News Release dated December 8, 2005

News Release
CNH Appoints Harold Boyanovsky to the Board
For more information contact:
Gualberto Ranieri   Communications   (1) 847 955 3918
Albert Trefts, Jr.     Investor Relations (1) 847 955 3821
Lake Forest, Illinois (December 8, 2005) The Board of Directors of CNH Global N.V. (NYSE:CNH) has appointed Harold Boyanovsky, President and Chief Executive Officer, as a member of the Board of Directors.
###
CNH – Case New Holland is a world leader in the fields of agricultural and construction equipment. Supported by 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found on line at www.cnh.com.
▪ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ▪

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

December 8, 2005